UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

KODIAK OIL & GAS CORP.
(Exact name of Registrant as specified in its charter)

Yukon Territory (Jurisdiction of Incorporation or Organization)	None (IRS Employer Identification No.)

1625 Broadway, Suite 330, Denver, Colorado (Address of principal executive offices)	80202 (Zip or Postal Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares, no par value	Name of each exchange on which registered American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Item 1.    Description of Registrant’s Securities to be Registered

Share Capital.

The capital stock of the Company consists of an unlimited number of Common Shares without par or nominal value.

Memorandum and Articles of Association.

Objects and Purposes of the Company

The Articles and Bylaws of the Company places no restrictions upon the Company’s objects and purposes.

Directors’ Powers

The Company’s Bylaws provide that a director must disclose any material interest in a proposal, arrangement or contract with the Company, and must refrain from voting on any resolution with respect to such proposal, arrangement or contract except as may be permitted by the Business Corporations Act (Yukon Territory).

Section 4.1 of the Bylaws provides that the quorum necessary for the transaction of the business of the directors at any meeting of the board of directors shall consist of a majority of the directors holding office.

Section 4.18 of the Bylaws provides that the remuneration of the directors may be determined from time to time by the directors. There are no restrictions in the Bylaws upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 2.01 of the Bylaws gives directors a broad discretion to borrow money upon the credit of the Company, issue, re-issue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; to the extent permitted by the Business Corporations Act (Yukon Territory), give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, moveable or immoveable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Qualifications of Directors

There is no provision in the Articles or Bylaws imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 4.2 of the Bylaws provides that a director shall not be required to hold a share in the capital of the Company as qualification for his office but no person shall be qualified for election as a director if he is less than 19 years of age, if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt.

Share Rights

All of the authorized Common Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Common Shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

To change the rights of shareholders of stock, where such rights are attached to an issued class or series of shares, the Business Corporations Act (Yukon Territory) requires the consent by a separate resolution of the shareholders of the class or series of shares, as the case may be, requiring a majority of 2/3 of the votes cast by all the shareholders entitled to vote on that resolution.

Meetings

The Business Corporations Act (Yukon Territory) provides that the directors of the Company must call an annual general meeting of shareholders not later than 15 months after the last preceding annual meeting. The Company must give to its shareholders, directors and auditor entitled to receive notice of a general meeting not less than 21 days’ and not more than 50 days’ notice before the meeting of the Company, but shareholders and any other person entitled to attend a meeting of shareholders may waive notice for a particular meeting. The Business Corporations Act (Yukon Territory) requires management of a corporation, concurrently with giving notice of a meeting of shareholders, to send a form of proxy in a prescribed form to each shareholder who is entitled to receive notice of the meeting. However a proxy is not required to be sent where the corporation has not more than 15 shareholders entitled to vote at a meeting of shareholders with 2 or more joint shareholders being counted as 1 shareholder, or if all of the shareholders entitled to vote at a meeting waive this requirement.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

No provision of the Company’s articles of association, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Exchange Controls.

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital.

Except as provided in the Investment Canada Act (the “Act”), as amended by the Canada-United States Free Trade Implementation Act (Canada) and the Canada-United States Free Trade Agreement, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of Alberta or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non Canadian”). However, provisions of the Act are complex and any non-Canadian contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Act might apply.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.

Factors to be considered include: (i) the effect of the investment on the level and nature of economic activity in Canada, including employment, on resource processing, on utilization of parts, components and services produced in Canada and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business or new Canadian business and in any industry or industries in Canada of which the Canadian business or new Canadian business forms or would form a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural policies, taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

(a)	an investment to establish a new Canadian business; and

(b)	an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(a)	direct acquisitions of control of Canadian businesses with assets of $5,000,000 or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

(b)	direct acquisitions of control of Canadian businesses with assets of $223,000,000 or more by a WTO investor;

(c)	indirect acquisitions of control of Canadian businesses with assets of $5,000,000 or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

(d)	indirect acquisitions of control of Canadian businesses with assets of $50,000,000 or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

(e)	indirect acquisitions of control of Canadian businesses with assets of $223,000,000 or more by a WTO investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired; and

(f)	an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or lawful voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors. The WTO review threshold ($223,000,000) is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

Canadian Federal Income Tax Considerations

The summary below is restricted to the case of a holder (a “Holder”) of one or more Common shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his Common shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on this Common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax is applicable to a dividend on Common shares paid to a Holder who is a resident of the United States. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder, which is 15% reduced to 5% if the shareholder owns at least 10% of the outstanding Common shares of the Company.

Disposition of Common Shares

A Holder who disposes of a Common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the Common share constituted “taxable Canadian property” as defined by the Act. A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

Generally, a Common share will not constitute taxable Canadian property of a Holder unless he held the Common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a Common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss which can be used to reduce taxable income to the extent that such Holder can offset it against a capital gain. A capital loss cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A Holder who is a resident of the United States and realizes a capital gain on disposition of a Common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the Common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the Common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a Common share must include one-half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

Item 2.    Exhibits

None.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KODIAK OIL & GAS CORP.

By:          /s/ Lynn A. Peterson
Name:     Lynn A. Peterson
Title:       President

Date:       June 19, 2006